UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File No. 001-39000

Vista Energy, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

N.A.

(Translation of Registrant’s Name into English)

Torre Mapfre,

243 Paseo de la Reforma Avenue, 18th Floor

Colonia Renacimiento, Alcaldía Cuauhtémoc

06600, Mexico City

Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Vista announces the acquisition of Petronas Argentina

Mexico City, April 16, 2025 – Vista Energy, S.A.B. de C.V. (“Vista”) (NYSE: VIST in the New York Stock Exchange; BMV: VISTA in the Mexican Stock Exchange) announced today that its subsidiary Vista Energy Argentina S.A.U (“Vista Argentina”) has acquired 100% of the capital stock of Petronas E&P Argentina S.A. (“PEPASA”), which holds a 50% working interest in La Amarga Chica unconventional concession (“LACh”), located in Vaca Muerta, Argentina, from Petronas Carigali Canada B.V. and Petronas Carigali International E&P B.V. (jointly, the “Sellers”) (the “Transaction”). The purchase price is comprised of US$ 900 million in cash, US$ 300 million in deferred cash payments and 7,297,507 American Depositary Shares representing Vista’s series A shares (“ADSs”) paid to the Sellers and subject to lock-up restrictions that will expire (i) with respect to 50% of the ADSs on October 15, 2025, and (ii) with respect to the remaining 50% of the ADSs on April 15, 2026. The deferred cash payments will be paid 50% on April 15, 2029, and 50% on April 15, 2030, without accruing interest.

LACh spans across 46,594 acres in the black oil window of Vaca Muerta. As of December 31, 2024, it had 247 wells on production. In addition, as of December 31, 2023, LACh had 280 million barrels of oil equivalent (“MMboe”) of P1 reserves according to the Argentine Secretary of Energy (at 100% working interest). During the fourth quarter of 2024, LACh produced 79,543 barrels of oil equivalent per day (“boe/d”) at 100% working interest, of which 71,471 barrels per day (“bbl/d”) were oil, according to the Argentine Secretary of Energy. Vista estimates LACh could potentially hold 400 new well locations to be drilled in its inventory (at 100% working interest). The remaining 50% of LACh is held by YPF S.A. (“YPF”), which is the operator of the concession.

Miguel Galuccio, Vista’s Chairman and CEO, commented, “With this acquisition we gain significant scale in Vaca Muerta with a premium block that has growing production and low operating costs, enabling the acceleration of our long-term plan and strengthening our free-cashflow profile. The acquisition both increases our profitability and enhances our portfolio of ready-to-drill locations in the core area of Vaca Muerta. Importantly, in the current global macro and oil price environment we are consolidating a high-margin, low-breakeven asset, with strong synergies with our ongoing operation, reflecting our constructive long-term view on crude oil demand and supply dynamics. I firmly believe this represents a unique opportunity to create long-term value for our shareholders.”

Transaction highlights

•	Highly accretive acquisition for our shareholders, comparing implied EV/EBITDA, EV/flowing barrels, EV/P1 reserves and price-to-earnings (P/E) metrics to Vista metrics;

•

Low-cost, high-margin, high-return, cashflow-generating asset, as LACh’s lifting cost, Adjusted EBITDA margin and Return on Average Capital Employed are in line with Vista’s operating and financial metrics for the year 2024, whilst supporting our path to positive free-cashflow generation;

•

Increased scale, as Vista consolidates through PEPASA an oil and gas production volume that is approximately 47% of its Q4-24 production, leading to a pro forma total production of 125,048 boe/d for Q4-24;

•	Portfolio enhancement, with an estimated inventory of 200 ready-to-drill wells at Vista’s 50% working interest in the core of Vaca Muerta, and geographically located next to Vista’s development hub;

•

Operating synergies based on the proximity of LACh to Vista’s development hub, which could translate into potential savings related to sharing surface facilities, optimizing well placement close to the limits between LACh and Vista’s development hub, streamlining new well design and sharing general services;

•

Significant oil midstream capacity is consolidated through the acquisition, as PEPASA has approximately 57,000 bbl/d transportation capacity and 48,000 bbl/d export dispatch capacity in several key midstream projects.

In order to carry out the Transaction, own funds and funds from the Transaction financing were used, consisting of a credit agreement between Vista Argentina as borrower and Banco Santander, S.A. as lender, for a total amount of US$ 300 million. This credit agreement has a term of four years.

PEPASA key facts

PEPASA is a company incorporated under the laws of Argentina and founded in 2014. PEPASA’s main asset is a 50% working interest in the unconventional hydrocarbons concession La Amarga Chica, located in the Vaca Muerta play in the Neuquina Basin, Argentina. For the development of the asset, PEPASA entered into a joint venture with YPF, the operator of the concession. The LACh unconventional concession expires in December 2049.

Driven by oil and gas production from La Amarga Chica block, during 2024, PEPASA’s total revenues were US$ 909 million1. In addition, Adj. EBITDA of PEPASA during 2024 was US$ 667 million, leading to an Adj. EBITDA margin of 73%. Net profit for the period was US$ 349 million for the fiscal year 2024.

In addition, PEPASA has secured the following transportation and dispatch capacity in key oil midstream infrastructure:

•	In the Oldelval pipelines: a total of 36,140 bbl/d comprised of (i) open access capacity for 18,806 bbl/d and (ii) contracted transportation capacity in Duplicar for 17,334 bbl/d;

•	In the Vaca Muerta Norte pipeline: contracted transportation capacity of 20,756 bbl/d;

•	In the OTE terminal: a total export dispatch capacity of 27,080 bbl/d.

[1]	Financial performance figures in this paragraph based on Unaudited pro forma consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2024, shown below.

La Amarga Chica key stats (Q4-24)2

	100% WI	50% WI
Surface area, acres	46,594	23,297
Total Production, boe/d	79,543	39,772
Oil production, bbl/d	71,471	35,735
P1 reserves, MMboe	280	140
Wells on production	247	124
Lifting cost, $/boe	4.1	4.1

Figure 1 – Location of Vista and PEPASA assets in Vaca Muerta

About Vista

Vista is an oil and gas company fully focused on the Vaca Muerta play located in the Neuquina Basin, Argentina. Founded in 2017, it is currently listed on the Bolsa Mexicana de Valores (Ticker: VISTA) and the New York Stock Exchange (Ticker: VIST). According to the Argentine Secretary of Energy, during 2024 Vista was the second largest oil producer In Vaca Muerta, and the third largest oil producer of Argentina. Vista constitutes a unique pure play public investment opportunity in Vaca Muerta.

[2]	Except P1 Reserves, which are stated as of December 31, 2023, according to filing with the Argentine Secretary of Energy, and lifting cost, which is stated for FY-2024

Unaudited pro forma consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2024 (US$ thousand):

	Year ended December 31, 2024	Pro forma adjustments 2024	Year ended December 31, 2024 Proforma
Revenues from sales to clients	1,647,768	908,923	2,556,691
Cost of sales:
Operating costs	(116,526)	(55,119)	(171,645)
Fluctuation in crude oil inventory	1,720	(422)	1,298
Royalties and other	(243,950)	(104,245)	(348,195)
Depreciation, depletion and amortization	(437,699)	(262,081)	(699,780)
Other non-cash costs related to the disposal of conventional assets	(33,570)	—	(33,570)

Gross profit	817,743	487,056	1,304,799

Cost of sales	(140,334)	(45,324)	(185,658)
Overhead and administration costs	(108,954)	(25,395)	(134,349)
Exploration expenses	(138)	—	(138)
Other operating income	54,127	—	54,127
Other operating expenses	(1,261)	(11,685)	(12,946)
Reversal of impairment of long-lived assets	4,207	—	4,207

Operating income	625,390	404,652	1,030,042

Interest income	4,535	—	4,535
Interest expense	(62,499)	(53,220)	(115,719)
Other financial results	23,401	(37,633)	(14,232)

Financial results, net	(34,563)	(90,853)	(125,416)

Income before taxes	590,827	313,799	904,626

Current income tax expense	(426,288)	(140,405)	(566,693)
Deferred income tax benefit	312,982	175,388	488,370

(Expense) income tax benefit	(113,306)	34,983	(78,323)

Net income for the year	477,521	348,782	826,303

Reconciliation of pro forma Adjusted EBITDA for the year ended December 31, 2024 (US$ thousand):

	Year ended December 31, 2024	Pro forma adjustments 2024	Year ended December 31, 2024 Proforma
Operating income	625,390	404,652	1,030,042
Depreciation, depletion and amortization	437,699	262,081	699,780
Other non-cash costs related to the transfer of conventional assets	33,570	—	33,570
Reversal of impairment of long-lived assets	(4,207)	—	(4,207)
Adjusted EBITDA	1,092,452	666,733	1,759,185

Forward Looking Statements

Any statements contained herein or in the attachments hereto regarding Vista or any of its subsidiaries that are not historical or current facts are forward-looking statements. These forward-looking statements convey Vista’s current expectations or forecasts of future events. Vista undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of anticipated events. Forward-looking statements regarding Vista involve known and unknown risks, uncertainties and other factors that may cause Vista’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors,” “Forward-Looking Statements” and other applicable sections of Vista’s annual report filed with the SEC on Form 20-F and other applicable filings with the SEC and Vista’s latest annual report available on the Mexican Stock Exchange’s (Bolsa Mexicana de Valores, S.A.B. de C.V.) website: www.bmv.com.mx, the Mexican National Banking and Securities Commission’s (Comisión Nacional Bancaria y de Valores) website: www.gob.mx/cnbv and our website: www.vistaenergy.com.

Enquiries:

Investor Relations:

ir@vistaenergy.com

Argentina: +54 11 3754 8500

Mexico: +52 55 1555 7104

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2025

VISTA ENERGY, S.A.B. DE C.V.
By:	/s/ Alejandro Cherñacov
Name:	Alejandro Cherñacov
Title:	Strategic Planning and Investor Relations Officer